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                                                                    EXHIBIT 16.1




May 23, 2005


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for The Bon-Ton Stores, Inc. Retirement Contribution Plan (the "Benefit Plan"; formerly The Bon-Ton Stores, Inc. Profit Sharing / Retirement Savings Plan) and, under the date of June 11, 2004, we reported on the financial statements of the Benefit Plan as of and for the years ended December 31, 2003 and 2002. On May 18, 2005, our appointment as principal accountants was terminated. We have read the Benefit Plan's statements included under Item 4.01 of its Form 8-K dated May 18, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Benefit Plan's statements in the fifth paragraph.


Very truly yours,

/s/ KPMG LLP